

December 29, 2011

<u>Via E-Mail</u>

Mark L. Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

  Re: Advanced Analogic Technologies Incorporated
    Schedule 14D-9/A
    Filed December 22, 2011
    File No.: 5-81524

Dear Mr. Reinstra:

We have reviewed your filing and have the following comments.

1. We note your response to comment one in our December 20, 2011 letter. Revise the Schedule 14D-9 to include the preliminary financial information that appears in the November 9, 2011 Form 8-K, and disclose that AATI does not expect any material changes to the previously published financial results. In addition, please revise to describe the internal investigation and the reasons for AATI's failure to file a periodic report on Form 10-Q for the quarterly period ending September 30, 2011. See Item 1011(c) of Regulation M-A.

2. We note your response to comment four in our letter dated December 20, 2011; however, we reissue our comment. We note that the board considered the prior opinion of Needham & Company, dated May 26, 2011 as a reason for recommending the offer. In addition, the board considered the analyses and presentations by senior management in consideration of the Original Merger Agreement as a reason for recommending the offer. Please revise to summarize the prior Needham Opinion and the prior presentations by management, or advise us. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A. In this regard, we note that some of this information was summarized and filed with the withdrawn registration statement on Form S-4 (333-174953).

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Julia Griffith

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions